UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Pomeroy IT Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

731822102
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 731822102

1	NAME OF REPORTING PERSON JONATHAN STARR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,478*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,478**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Consists of (i) 34,478 shares of common stock of the Issuer that were distributed by Flagg Street Partners Qualified LP to Jonathan Starr as discussed in Item 5, and (ii) 10,000 shares of restricted common stock of the Issuer held by Mr. Starr.

** Consists of 34,478 shares of common stock of the Issuer held by Jonathan Star.  The remaining 10,000 shares of restricted common stock of the Issuer held by Mr. Starr have not yet vested and therefore may not be disposed by Mr. Starr at this time.

CUSIP NO. 731822102

1	NAME OF REPORTING PERSON FLAGG STREET CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 731822102

1	NAME OF REPORTING PERSON FLAGG STREET PARTNERS QUALIFIED LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 731822102

1	NAME OF REPORTING PERSON MICHAEL A. RUFFOLO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Consists of 10,000 shares of restricted common stock of the Issuer held by Michael A. Ruffolo.

** The 10,000 shares of restricted common stock of the Issuer held by Michael A. Ruffolo have not yet vested and therefore may not be disposed by Mr. Ruffolo at this time.

CUSIP NO. 731822102

1	NAME OF REPORTING PERSON RICHARD S. PRESS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,563*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,563**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Consists of (i) 4,563 shares of common stock of the Issuer that were distributed by Flagg Street Partners Qualified LP to Richard S. Press as discussed in Item 5, and (ii) 10,000 shares of restricted common stock of the Issuer held by Mr. Press.

** Consists of 4,563 shares of common stock of the Issuer held by Richard S. Press.  The remaining 10,000 shares of restricted common stock of the Issuer held by Mr. Press have not yet vested and therefore may not be disposed by Mr. Press at this time.

CUSIP NO. 731822102

Preliminary Note: The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned.  This Amendment No. 6 shall be deemed to amend and restate in their entirety Items 3, 4 and 5 primarily to reflect the pro-rata in-kind distribution, for no additional consideration, on August 29, 2008 of all the shares of common stock of Pomeroy IT Solutions, Inc. held by Flagg Street Partners Qualified LP to its limited partners (the “Distribution”).  The Distribution was in connection with the liquidation of the remaining assets of Flagg Street Partners Qualified L.P.

Item 3.	Source and Amount of Funds or Other Consideration.

FSPQ no longer owns any Shares of the Issuer.

Mr. Starr directly owns 34,478 Shares that were acquired as a result of the Distribution.

Mr. Press directly owns 4,563 Shares that were acquired as a result of the Distribution.

Messrs. Starr, Ruffolo and Press each directly owns an additional 10,000 shares of restricted common stock of the Issuer that were awarded to them in their capacities as directors of the Issuer under the Restated Outside Directors’ Stock Incentive Plan.

Item 4.	Purpose of Transaction.

As a result of the Distribution, FSPQ has ceased to own any securities of the Issuer.  As limited partners of FSPQ, each of Messrs. Starr and Press received his pro rata portion of Shares distributed in connection with the Distribution, which amounts are set forth in Items 3 and 5.  Accordingly, the Reporting Persons are no longer the beneficial owners of more than 5% of the outstanding Shares and have ceased to be members of a Section 13(d) group.

Item 5.	Interest in Securities of the Issuer.

Flagg Street Partners Qualified LP

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for FSPQ is incorporated herein by reference for FSPQ.  The percentage amount set forth in row 13 for all cover pages filed herewith is calculated based upon the 11,965,776 Shares outstanding as of August 6, 2008 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2008.

(c) On August 29, 2008, FSPQ made a pro-rata in-kind distribution, for no additional consideration, of 1,249,325 Shares to its limited partners.

(d) Inapplicable.

(e) Effective August 29, 2008, FSPQ ceased to be the beneficial owner of more than 5% of the Shares of the Issuer.

Flagg Street General Partner

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street General Partner is incorporated herein by reference.

(c), (d) Inapplicable.

CUSIP NO. 731822102

(e) Effective August 29, 2008, the Flagg Street General Partner ceased to be the beneficial owner of more than 5% of the Shares of the Issuer.

Flagg Street Individual Reporting Person

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street Individual Reporting Person is incorporated herein by reference.

(c) On August 29, 2008, the Flagg Street Individual Reporting Person received 34,478 Shares as a result of the Distribution.

(d) The Flagg Street Individual Reporting Person has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the 34,478 Shares he owns directly.

(e) Effective August 29, 2008, the Flagg Street Individual Reporting Person ceased to be the beneficial owner of more than 5% of the Shares of the Issuer.

Designated Directors

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for each of the Designated Directors is incorporated herein by reference.

(c) On August 29, 2008, Mr. Press received 4,563 Shares as a result of the Distribution.

(d) Each of the Designated Directors has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares he owns directly.

(e) Effective August 29, 2008, the Designated Directors ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 731822102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2008	FLAGG STREET PARTNERS QUALIFIED LP

	By:	Flagg Street Capital LLC, its General Partner

	By:	/s/ Jonathan Starr
	Name:	Jonathan Starr
	Title:	Founding Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Founding Member

JONATHAN STARR

By:	/s/ Jonathan Starr
Name:	Jonathan Starr

MICHAEL A. RUFFOLO

By:	/s/ Michael A. Ruffolo
Name:	Michael A. Ruffolo

RICHARD S. PRESS

By:	/s/ Richard S. Press
Name:	Richard S. Press